EATCRATEFUL, INC.
CONSOLIDATED BALANCE SHEET - UNAUDITED
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS				
Cash	$	456,551		
Accounts receivable		65,140		
Employee advances		16,916		
TOTAL CURRENT ASSETS			$	538,607
PROPERTY AND EQUIPMENT - net				63,319
OTHER ASSETS - security deposit				4,000
			$	605,926

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES				
Accounts payable and accrued expenses		14,421		
Credit card payable		11,858		
Sales tax payable		13,650		
Customer deposits		15,845		
TOTAL CURRENT LIABILITIES			$	55,774
STOCKHOLDERS' EQUITY				
Common stock - $0.0001 par value		776,223		
Retained earnings (deficit)		(226,071)		
TOTAL STOCKHOLDERS' EQUITY				550,152
			$	605,926

EATCRATEFUL, INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT) - UNAUDITED
YEAR ENDED DECEMBER 31, 2022

SALES - net		$ 1,486,663
COST OF SALES		
Inventories - beginning of year	$ ---	
Purchases	171,159	
	171,159	
Inventories - end of year	---	
TOTAL COST OF SALES		171,159
GROSS PROFIT		1,315,504
EXPENSES		
Salaries, contract services and related costs	672,088	
Operating	132,076	
General and administrative	267,175	
TOTAL EXPENSES		1,071,339
INCOME FROM OPERATIONS		244,165
OTHER INCOME (EXPENSE)		
Interest income	3	
Interest expense	(291)	
NET OTHER INCOME (EXPENSE)		(288)
NET INCOME BEFORE TAXES		243,877
INCOME TAXES		1,600
NET INCOME		242,277
RETAINED EARNINGS (DEFICIT) – beginning of year		(468,348)
RETAINED EARNINGS (DEFICIT) – end of year		$ (226,071)

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS - UNAUDITED
YEAR ENDED DECEMBER 31, 2022

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 242,277	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	16,487	
Changes in assets and liabilities:		
Accounts receivable	24,286	
Employee advances	541	
Security deposits	(4,000)	
Accounts payable and accrued expenses	3,300	
Credit card payable	(44,243)	
Sales taxes payable	(4,328)	
Customer deposits	(7,339)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 226,981
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to property and equipment	(7,600)	
NET CASH USED IN INVESTING ACTIVITIES		(7,600)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on other loans payable	(11,056)	
NET CASH USED IN FINANCING ACTIVITIES		(11,056)
NET INCREASE IN CASH		208,325
CASH AT BEGINNING OF YEAR		248,226
CASH AT END OF YEAR		$ 456,551
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid		$ 291
Franchise taxes paid		$ 1,600